

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 26, 2017

Corey Thomas
President and Chief Executive Officer
Rapid7, Inc.
100 Summer Street
Boston, Massachusetts 02110

     Re: Rapid7, Inc.
            Registration Statement on Form S-3
            Filed May 23, 2017
            File No. 333-218189

Dear Mr. Thomas:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 with any questions.

                      Sincerely,

                      /s/ Jan Woo

                      Jan Woo
                      Legal Branch Chief
                      Office of Information Technologies
                      and Services

cc: Nicole Brookshire
        Cooley LLP